Exhibit 99.1

AuRico Gold Provides Monthly Update on Young-Davidson
Wet Commissioning Commenced

Toronto: March 8, 2012: AuRico Gold Inc. (TSX:AUQ) (NYSE:AUQ), (“AuRico”, “AuRico Gold” or “the Company”) is pleased to provide the second monthly status update on the exciting Young-Davidson mine located in the prolific Abitibi gold belt in Northern Ontario.

The wet commissioning process has commenced, which allows the site team to test the process systems in order to have the mill and ancillary equipment operational and optimized prior to the delivery of ore.

Young-Davidson Project Construction Update

The Young-Davidson Project is nearing completion of the 18-month pre-production construction phase. Mill processing construction for commissioning is 97% complete (see figure 1). Over 900 contractors and employees are diligently working towards achieving the first gold pour, a key project milestone. The Company will be providing an update on commissioning activities as well as the expanded three-year production profile at our March 28th Analyst Day.

“There is a very high level of activity in the mill as we get closer to full-scale startup. Construction crews are working side by side with the operations team to ensure a smooth transition to operations as processing components are commissioned. All processing equipment required for the first gold pour is installed and is in the commissioning stage,” said Peter MacPhail, Chief Operating Officer, Canada and Australia. He continued, “It is very gratifying to see that we have been able to staff the mill operations and maintenance crews with experienced local people who call the Kirkland Lake region their home. In a time when the mining industry is facing shortages of skilled workers, the location of this project is a significant advantage for us.”

The following major project milestones have been achieved:

  Mill systems required for initial production are 97% complete.
  Open pit mining rates during February averaged 21,300 tonnes per day of ore and waste, targeting 35,000 tonnes per day by the end of the second quarter.
  Approximately 380,000 ore tonnes (over two months mill feed) have already been stockpiled by the beginning of March. This tonnage represents approximately 5% of the reserves in the open pit and blastholes have thus far reconciled positively to the reserve model.
  Mechanical and electrical / instrumentation construction teams are continuing commissioning activities on process equipment required for initial production.
  Wet commissioning is underway with ore expected to be introduced once the wet commissioning phase has been successfully completed.
  All operating and maintenance personnel are in place to assist with commissioning and handover of the various process systems as they become available.
  Mill power has been successfully changed over from temporary to grid power.
  In excess of 500,000 cubic meters of water is currently being stored in the tailings facility and the historic Young-Davidson pit. This initial process-water inventory is per design requirements for mill startup.
  Underground development continues to focus on ramp and shaft access to the mid-shaft ore and waste handling systems. Current vertical access is 815 meters below surface, at the level access for the crusher station.

  On March 5, 2012 the Company announced significant increases to the Young Davidson Reserves and Resources:
  Proven and Probable reserves increased by 36%, or 1.01 million gold ounces, to 3.83 million ounces
  Measured and Indicated Resources increased by 74%, or 407 thousand gold ounces, to 956 thousand ounces
  Inferred Resources increased by 103%, or 727 thousand gold ounces, to 1.43 million ounces

Figure 1: Initial Production Model of Mill Facility (Feb. 21)
(Items in green have been installed. Installation of items in yellow is in progress.)

Figure 2: Young-Davidson Mine Site – Ore bins in the forefront, Headframe for the Northgate Shaft to the right

Figure 3: Mill - Carbon Regeneration Kiln

Figure 4: Open Pit Operations

Figure 5: Mill - Installation of AG Mill Liners

About AuRico Gold

AuRico Gold is a leading intermediate Canadian gold and silver producer with a diversified portfolio of high quality mines and projects in Canada, Mexico and Australia. The Company currently has five operating properties including the Ocampo mine in Chihuahua State, the El Chanate mine in Sonora State, the El Cubo mine in Guanajuato State, as well as the Fosterville and Stawell gold mines in Victoria, Australia. The first production from the exciting Young-Davidson gold mine in northern Ontario is expected by the end of Q1 2012 as the mine ramps up to over 200,000 ounces of annual production by 2015. AuRico’s strong pipeline of development and exploration stage projects includes advanced development properties in Mexico and British Columbia and several highly prospective exploration properties in Mexico. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Gold website at http://www.auricogold.com or contact:

René Marion	Anne Day
President & Chief Executive Officer	Director of Investor Relations
AuRico Gold Inc.	AuRico Gold Inc.
+1.647.260.8880	+1.647.260.8880

Cautionary Statement

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘target’’, ‘‘continue’’, ‘‘estimate’’, ‘‘may’’, and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding anticipated future financial and operational performance, the ability to continue to fund expansion and exploration operations through cash flows, the ability of the Company to optimize and expand its operations and development projects through capital expenditure, the ability of the Company to complete its expansion studies in a timely manner and to achieve positive results therefrom, the ability to realize the perceived benefits of the acquisition of Northgate, the ability of Young-Davidson to commence production by the end of Q1 2012 and to achieve over 200,000 ounces of annual production by 2015 and to meet the timelines for the commencement of mill processing, the ability to accelerate underground production at Young-Davidson, the ability to increase mining rates at Young-Davidson, the ability of the Company to achieve its targets for the continued expansion and development of Ocampo and El Chanate, the ability to improve infrastructure and productivity at El Cubo, Stawell and Fosterville, the future price of gold and silver and the ratio of their prices, the de-risking of operations, future exploration results of the Company’s exploration and development programs and the success of the Company’s exploration approaches, the Company’s ability to delineate additional resources and reserves as a result of such programs, statements regarding the Company’s financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of completion of the Ocampo expansion program and improvements to the heap leach pad, costs and timing of the development and commencement of production of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2011 and 2012 results, operating performance projections for 2012, the Company’s ability to fully fund its business model internally, 2012 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. The operating and financial performance of the Company will be affected by changes in the actual gold equivalency ratio realized in 2012. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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